REVOLUTIONS MEDICAL CORPORATION

670 MARINA DRIVE, 3RD FLOOR

CHARLESTON, SC 29492

January 20, 2010

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:  Revolutions Medical Corporation

        Form 10-K for the Year Ended December 31, 2008 – Filed March 31, 2009

        Form 10-Q for the Quarter Ended September 30, 2009

        File No. 000-28629

Dear Mr. Vaughn:

By letter dated January 6, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K filed on March 31, 2009 and its quarterly report (the “Quarterly Report”) of Form 10-Q filed November 16, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 6. Plan of Operation, page 16

1.

Please refer to prior comment 1.  As previously requested, please revise this section to provide an analysis of your results of operations.  Discuss why each line item within your income statement such as operating expenses, interest income, interest expense, etc. have fluctuated from December 31, 2007 to December 31, 2008.  Refer to the guidance in Item 303(a)(3) of Regulation S-K.

RESPONSE: We have revised our disclosure in accordance with Item 303(a)(3) of Regulation S-K to include an analysis of our results of operations (See Exhibit I).  Further, we will include such analysis in all future filings.

Item 8A. Controls and Procedures, page 17

2.

We note your response to prior comments 2 and 3.  Please amend your Form 10-K to include the disclosure included within your proposed disclosure related to management’s assessment of internal control over financial reporting as of December 31, 2008 and management’s conclusion as to the effectiveness of  your disclosure controls and procedures as of December 31, 2008.

RESPONSE: We will file an amended 10-K with our proposed disclosure related to management’s assessment of internal control over financial reporting as of December 31, 2008 and management’s conclusion as to the effectiveness of our disclosure controls and procedures as of December 31, 2008.

3.

Please refer to prior comment 4.  We do not see where you have addressed our comment within Exhibit II.  As previously requested, please revise your future filings, including any amendments to this Form 10-K and your March 31, June 30, and September 30, 2009 Forms 10-Q, to disclose management’s plans, if any, or actions already undertaken for remediating the deficiencies identified.

RESPONSE: We will amend future filings and have amended our December 31, 2008 Form 10-K, as well as our March 31, June 30, and September 2009 Forms 10-Q to properly disclose management’s plans or actions already undertaken for remediating the identified deficiencies (See Exhibit II, III, IV & V).

Notes to  Financial Statements, page 31

Note 1. Summary of Significant Accounting Policies, page 31

Long-lived assets, page 32

4.

We note your response to prior comment 6.  You state in the proposed revised disclosures that the goodwill relates to the “Color MRI Technology” acquired.  With respect to your initial accounting for the transaction, please explain to us why you concluded it was appropriate to record the value to goodwill rather than to an amortizing intangible asset.  In this regard, specifically tell us how you considered whether the “Color MRI Technology” met the definition of an intangible asset under paragraph 39 of SFAS 141.

RESPONSE:  We have revised the disclosure pursuant to prior comment 6 with regard to the Color MRI Technology (See Exhibit VI).

5.

Further to the above, you state that your annual impairment evaluation is based on your assessment of the marketability of the technology.  Please explain to us how this policy for your annual goodwill impairment evaluation is consistent with section 350-20-35 of the FASB Accounting Standards Codification.

RESPONSE: Since the Company has not yet introduced the Color MRI Technology to the market and is still refining it, an evaluation based on the technology’s marketability is the primary basis the Company uses to determine if the related goodwill is impaired. The company also performs Step 1 of the impairment test in accordance with FASB codification ASC 350-20-35.  The primary analysis we use to compare the fair value of the reporting unit to the carrying value of the reporting unit is based on our calculation of our market capitalization.  We have determined our carrying value of the reporting unit is $0.00, based on the fact that we have negative equity and have had negative equity almost since inception.  We have determined that the market value of our stock is at least $330,000, if the stock was valued at $.01 per share.  Our stock regularly trades at prices between $0.25 and $0.45 per share.  We believe this is sufficient evidence at this time to conclude that the goodwill has not been impaired.  We do believe that if the technology is not accepted by the medical profession the goodwill related to the acquisition of the Color MRI Technology will be considered impaired and will be adjusted accordingly.

Exhibit 31.1 and 32.1

6.

We note your response to prior comments 10 and 11 and the proposed revised certifications included as Exhibits V through XII.  When filing the amended documents, please ensure that each certification is currently dated and signed.  In this regard, we note certain of the draft exhibits appear to be dated as of March 30, 2009.

RESPONSE: When filing the amended documents we will ensure that each certification is properly dated and signed.

Form 10-Q for the Quarter Ended September 30, 2009

Balance Sheet, page 3

7.

Please explain to us the cause of the increase in goodwill in the quarter ended September 30, 2009, including a discussion of how the additions to goodwill have been reflected in the statement of cash flows for the nine months ended September 30, 2009.

RESPONSE: During the quarter ended September 30, 2009, goodwill increased by $29,395. The Company incurred $29,395 in expenses for patent development and should be separately identified on the balance sheet. The Company paid SPD for expanding the original patent for the BBS licensing agreement into 4 separate patents applications during the summer of 2009.  The US patent office informed the company that the one general patent application for this Breast Biopsy System technology needed to be 4 separate specific patents applications.  We also incurred costs for foreign patent fees for our Rev Vac Safety Syringe. We have previously incurred costs related to patents and these amounts were expensed as we had not decided if we would be successful in obtaining these patents.  In the statement of cash flows, we included in this amount as an investment in patent development of $25,000 and an increase in other assets of $4,395.

The increase in other assets was related to the costs of the foreign patent fees.  We will make this disclosure more transparent in our upcoming 10-K filing.

Item 4. Controls and Procedures, page 16

8.

Please refer to prior comment 12.  It does not appear that your response has addressed our comment.  In your response, you state that based on the persistence of the material weaknesses, the principal executive officer has revised his opinion and you refer to Exhibit II, which includes a conclusion that disclosure controls and procedures are not effective.  However, we note from your response to prior comment 13 that your proposed revised disclosures for the Forms 10-Q for the periods ended March 31 and June 30, 2009 included in Exhibits XIII and XIV include a conclusion that disclosure controls and procedures are effective.  Please clarify for us the conclusions regarding disclosure controls and procedures as of March 31 and June 30, 2009. As appropriate, revise the disclosures to be included in the amended Forms 10-Q for the periods ended March 31 and June 30, 2009.

RESPONSE: Our intention was to disclose that we had concluded that our disclosure controls were not effective based on material weaknesses identified.  We have corrected all related disclosures and will include the revised language in amended Forms 10-Q for the periods ended March 31, June 30, 2009, and September 30, 2009 (See Exhibit III, IV & V).

Further, the Company acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet

Rondald L. Wheet
Chief Executive Officer

EXHIBIT I

Plan of Operation for the Next Twelve Months

(i) Cash Requirements

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

Results of operations

For the year ended December 31, 2008 compared to December 31, 2007

During the years ended December 31, 2008 and 2007, the Company had no revenues and continued to focus on obtaining government approval for its medical devices.  Related to this process, in 2008 the Company incurred approximately $831,000 in general and administrative expenses compared to $847,000 in 2007.  These expenses primarily relate to legal fees associated with obtaining FDA approval and expenses associated with refining our current products to a production level quality.  We utilize third parties for this process.  We also incurred approximately $246,000 and $166,000 in 2008 and 2007 respectively in research and development costs to continue to research enhancements to our products.  During 2007, the Company acquired research and development activities of Clear Image, Inc and expensed $3,309,515 related to the research and development activities that were determined to not have viable alternate uses.

In order to fund the governmental approval process, we issue stock options and/or common stock when it is acceptable to the third party for services rendered in assisting us in the approval process.   Compensation cost related to the issuance of stock options to outside parties for services rendered in 2008 and 2007 were approximately $259,000 and $155,000 respectively.  We also sell stock as needed for cash to be used in our operations.  In 2008 and 2007, respectively, we receive proceeds from exercise of stock options or sale of stock of approximately $698,000 and $475,000.

EXHIBIT II

ITEM 8A. CONTROLS AND PROCEDURES

The Company's disclosure controls and procedures are designed to ensure (i) that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and (ii) that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our  principal executive officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 and concluded that the disclosure controls and procedures were not effective as a whole, and that the deficiency involving internal controls constituted a material weaknesses as discussed below.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in a report entitled “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2008 and identified the following material weaknesses:

o

There is a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles in the US (“GAAP”) and the financial reporting requirements of the Securities and Exchange Commission.

o

There are insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

o

There is a lack of segregation of duties, in that we have limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company will continue its assessment on a quarterly basis and as soon as we start operations we plan to hire personnel and resources to address these material weaknesses. We believe these issues can be solved with hiring in-house accounting support and plan to do so as soon as we have funds available for this.   There has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

The Company will continue to evaluate the effectiveness of internal controls and procedures on an on-going basis.

EXHIBIT III

ITEM 4. CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company's management, with the participation of the CEO/CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules13a-15(e)) as of March 31, 2009. Based on that evaluation, the Company's CEO/CFO concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were not effective based on identified material weaknesses.  Management's assessment identified the following material weaknesses:

–

As of March 31, 2009, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the US and the financial reporting requirements of the Securities and Exchange Commission.

–

As of March 31, 2009, there were insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

–

As of March 31, 2009, there was a lack of segregation of duties, in that we limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company also disclosed these weaknesses in our Form 10-K filed on March 31, 2009. The Company will continue its assessment on a quarterly basis and as soon as we start operations we plan to hire personnel and resources to address these material weaknesses. We believe these issues can be solved with hiring in-house accounting support and plan to do so as soon as we have funds available for this.   There has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

EXHIBIT IV

ITEM 4. CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company's management, with the participation of the CEO/CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules13a-15(e)) as of June 30, 2009. Based on that evaluation, the Company's CEO/CFO concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were not effective based on identified material weaknesses.  Management's assessment identified the following material weaknesses:

–

As of June 30, 2009, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the US and the financial reporting requirements of the Securities and Exchange Commission.

–

As of June 30, 2009, there were insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

–

As of June 30, 2009, there was a lack of segregation of duties, in that we limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company also disclosed these weaknesses in our Form 10-K filed on March 31, 2009. The Company will continue its assessment on a quarterly basis and as soon as we start operations we plan to hire personnel and resources to address these material weaknesses. We believe these issues can be solved with hiring in-house accounting support and plan to do so as soon as we have funds available for this.   There has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

EXHIBIT V

ITEM 4. CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company's management, with the participation of the CEO/CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules13a-15(e)) as of June 30, 2009. Based on that evaluation, the Company's CEO/CFO concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were not effective based on identified material weaknesses.  Management's assessment identified the following material weaknesses:

–

As of September 30, 2009, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the US and the financial reporting requirements of the Securities and Exchange Commission.

–

As of September 30, 2009, there were insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

–

As of September 30, 2009, there was a lack of segregation of duties, in that we limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company also disclosed these weaknesses in our Form 10-K filed on March 31, 2009. The Company will continue its assessment on a quarterly basis and as soon as we start operations we plan to hire personnel and resources to address these material weaknesses. We believe these issues can be solved with hiring in-house accounting support and plan to do so as soon as we have funds available for this.   There has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

EXHIBIT VI

Goodwill

The goodwill was the excess of the market value of the Company’s stock issued for a 62.2% interest in Clear Image, Inc. (“CII”).  The “Color MRI Technology” refers to the research and development costs expended by CII in developing this technology.

Upon acquiring the technology, as developed as of the acquisition date, management of Revolutions Medical thought the technology might have uses other the “Color MRI” imaging.  It was subsequently determined to have no other use than providing Color MRIs for medical diagnosis.